

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

VIA FACSIMILE AND U.S. MAIL

September 3, 2009

John P. Graham
Chief Financial Officer
Fuel Tech, Inc.
27601 Bella Vista Parkway
Warrenville, Illinois 60555-1617

> **RE:** **Fuel Tech, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Form 10-Q for the Period Ended June 30, 2009**
> **Form 8-K filed on July 2, 2009**
> **Definitive Proxy Statement on Schedule 14A filed April 15, 2009**
> **File No. 1-33059**

Dear Mr. Graham:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings if applicable.

Cover Page

2. We note the disclosure on the cover page that your common stock is registered pursuant to Section 12(g) of the Exchange Act. However, it appears that your common stock is actually registered pursuant to Section 12(b) of the Exchange Act. In this regard, we note

that your common stock is listed on the NASDAQ Stock Market and was subject to the Commission's order set forth in Release No. 34-54240 (July 31, 2006). We also note the amended Form 8-A you filed on October 2, 2006. Please revise accordingly.

Item 1 – Business, page 1

3. We note the disclosure in risk factor (vii). Please disclose the information required by Item 101(c)(1)(iii) of Regulation S-K, including a description of the material terms of the supply agreement filed as Exhibit 10.7. Please show us in your supplemental response what the revisions will look like.

4. We note your statement on page 39 that "Fuel Tech had two customers that individually represented greater than 10% of revenues" and that "[i]n total these two customers represented 28% of revenues…." Please disclose the information required by Item 101(c)(1)(vii) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

Intellectual Property, page 5

5. Please disclose the duration of your intellectual property rights. See Item 101(c)(1)(iv) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

Management's Discussion and Analysis
Critical Accounting Policies and Estimates
Revenue Recognition, page 15

6. You indicate that your system start-up and optimization services combined with the accuracy of the modeling that is performed enables revenue to be recognized prior to the receipt of formal customer acceptance. Please tell what consideration you gave to SAB 104 in recognizing revenue prior to the receipt of formal customer acceptance. In doing so, please also tell us when risk of loss transfers to the customer.

Assessment of Potential Impairments of Goodwill and Intangible Assets, page 16

7. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, intangible assets and property, plant and equipment, please consider disclosing the following:
   - Please disclose how you determine when property, plant and equipment should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances;
   - How you group long-lived assets for impairment testing and your basis for that determination;
   - Sufficient information to enable a reader to understand how you apply your discounted cash flow model in estimating the fair value of your reporting units and

> why management selected this method as being the most meaningful in preparing your goodwill impairment analyses. Please also disclose the methodology used in estimating the fair value of property, plant and equipment or asset groups;
>
> - How you determine the appropriate discount rates to apply in your asset impairment analysis;
> - Please expand your discussion of the significant estimates and assumptions used to determine future undiscounted cash flows and fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions and whether certain estimates and assumptions are more subjective than others;
> - If applicable, how the assumptions and methodologies used for valuing goodwill and other intangibles and property, plant and equipment in the current year have changed since the prior year, highlighting the impact of any changes; and
> - For any asset groups for which the carrying value was close to the fair value, please disclose the carrying value of the asset groups.
>
> We caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. In this regard, we urge you to consider what additional quantitative disclosures can be provided to convey the risk that additional impairment or restructuring charges may be recorded. Please show us supplementally what your revised disclosure will look like.

2008 versus 2007, page 18

8. Please expand/revise your discussion under results of operations for all periods to:

- Quantify the extent to which material increases in sales are attributable to changes in prices, volume or amount of goods being sold, or change in product mix. For example, you explain on page 18 that the increase in revenues in the FUEL CHEM technology segment is mainly attributable to the continued acceptance of your patented TIFI Targeted In-Furnace Injection technology and you also added 15 new units to your customer base. However, you do not discuss the significance of adding 15 new units to your customer base or quantify the impact of adding these units;

- Provide a more robust explanation for the changes in line items within your statements of income. For example, you indicated that the increase in costs of sales percentage for FUEL CHEM was due to costs associated with demonstration periods and other start-up activities without further explanations as to the extent of the costs associated with demonstration periods or start-up costs or the amount of additional costs incurred per new unit added; and

- Quantify most of the change in your line items in the statements of income. For example you indicate that the increase in SG&A was a result of $1 million increase in stock compensation expense, $2 million increase in personnel and other costs, partially offset by a reduction in annual incentive expenses of $1.5 million. However, this explanation only explains why SG&A increased by $1.5 million, not the increase of $3.1 million as disclosed on page 18.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion, including your results by segment. See Item 303(a)(3) of Regulation S-K. Please show us supplementally what your revised disclosure will look like.

Liquidity and Sources of Capital, page 19

9. You indicate that operating activities provided $8.0 million of cash for the year ended December 31, 2008, primarily due to the favorable operating results. However, you have not identified the components that resulted in the significant increase in your cash flows from operations. Please expand this disclosure to discuss the components that resulted in the increase in cash flows from operations as well as the underlying reasons for changes in these components, with specific discussions for accounts receivable, accounts payable and accrued liabilities and other noncurrent liabilities. Please revise your disclosure for all periods presented. Please show us supplementally what your revised disclosure will look like.

10. Please disclose whether you were in compliance with all loan covenants as of December 31, 2008. Please also disclose here or elsewhere in the filing the specific terms of any material debt covenants in your credit agreements. For any material debt covenants for which you have not met, or it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please also consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements. Your revised disclosure should also address the new debt agreement disclosed in the Form 8-K filed July 2, 2009. If the measure that is referred to as EBITDA in your Form 8-K filed on July 2, 2009 includes other adjustments, please revise your disclosures to refer to this measure as Adjusted EBITDA instead of EBITDA. Please show us supplementally what your revised disclosure will look like.

11. On page 41, you disclose that you obtained waivers to exceed the capital spending covenant and the allowable acquisition spending covenant. Please provide the following in your discussion of liquidity and capital resources:
    - Describe the exact length and terms of the waiver; and
    - Discuss the potential impact on your liquidity and capital resources if you do not comply with any remaining covenants and/or are unable to obtain a waiver of compliance in the future. Specifically, you should state whether noncompliance with any remaining covenants could lead to the acceleration of payments due under any of your debt arrangements.

    Please show us supplementally what your revised disclosure will look like.

Contractual Obligations and Commitments, page 20

12. Please revise your contractual obligations table to include a totals line item for each column of the table. See the illustration in Item 303(a)(5) of Regulation S-K. Please show us supplementally what your revised disclosure will look like.

Financial Statements

1. Organization and Significant Accounting Policies, page 29

13. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expense line item. In doing so, please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
    - in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented; and
    - in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling, general and administrative expense.

    Please show us supplementally what your revised disclosure will look like.

Goodwill and Other Intangibles, page 30

14. You indicate that you allocate goodwill to reporting units based on the relative excess of fair value of carrying value of the reporting units. The ratio of each reporting unit's excess fair value over carrying value to the total excess of fair value over carrying value is used as the basis for the allocation of the goodwill balance. Please tell us how you determined that this is an appropriate method to allocate goodwill to your reporting units. Please tell us what consideration you gave to paragraph 34 and 35 of SFAS 142 in assigning goodwill to your reporting units.

15. Please revise your goodwill and other intangibles disclosure to provide the following:
    - Disclose the dollar amount of goodwill that relates to each reportable segment as of each balance sheet date; and
    - Disclose any significant changes in the allocation of goodwill by reportable segment.
    See paragraph 45 of SFAS 142. Please show us supplementally what your revised disclosure will look like.

Property and Equipment, page 31

16. Please disclose whether you allocate a portion of your depreciation and amortization to cost of sales. If you do not allocate depreciation and amortization to cost of sales, please revise your presentation on the face of your statements of earnings and throughout the filing to comply with SAB Topic 11:B. Please show us supplementally what your revised disclosure will look like.

3. Taxation, page 34

17. Your disclosure indicates that you had a valuation allowance for deferred tax assets of $260,000 as of December 31, 2008 and 2007. However, on page 36, you indicate that at December 31, 2008 a valuation allowance of $3,699,000 is recorded against your foreign loss carryforwards. Please tell us and disclose whether this valuation allowance was considered in your disclosure on page 35 or whether this amount was netted in another line item. Please show us supplementally what your revised disclosure will look like.

7. Commitments
Product Warranties, page 41

18. Your disclosure currently presents net aggregate accruals related to product warranties. Please tell us what this net aggregate amount represents and show us the amounts for each period presented included in this net amount. Please also revise your table to present the aggregate changes in the liability for accruals related to product warranties issued during the reporting period separately from the aggregate changes in the liability for accruals to preexisting warranties (including adjustments related to changes in estimates). Refer to paragraph 14b of FIN 45. Please show us supplementally what your revised disclosure will look like.

Item 15 – Exhibits and Financial Statement Schedules, page 44

19. We note that you have entered into agreements with certain officers. We also note that you have only filed the agreement with Mr. Norris as an exhibit to the Form 10-K. Please file or incorporate by reference these agreements as exhibits to the Form 10-K or explain to us why you are not required to do so. See Item 601(b)(10) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

20. It appears that you have a number of director and executive compensation plans. We also note that you have only filed the incentive plan as an exhibit to the Form 10-K. We

further note the plans filed as exhibits to a Form 8-K filed on March 19, 2009, as amended on May 27, 2009. Please file or incorporate by reference these plans as exhibits to the Form 10-K or explain to us why you are not required to do so. See Item 601(b)(10) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

21. It appears that you have several agreements with related parties. In this regard, we refer to note 9 to the annual financial statements. Please file or incorporate by reference these agreements as exhibits to the Form 10-K or explain to us why you are not required to do so. See Item 601(b)(10) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

22. Please file exhibits 4.4 thru 4.8 under the "10" series of exhibits. See Item 601 of Regulation S-K.

23. Please revise to clearly identify the exhibits that are the subject of a confidential treatment order or request.

24. Please be advised that no document on file with the Commission for more than five years may be incorporated by reference, subject to certain limited exceptions. See Item 10(d) of Regulation S-K. We note that the documents you incorporate by reference in Exhibits 4.1, 4.2, 4.3 and 10.1 have been on file with the Commission for more than five years and do not appear to satisfy any of the exceptions listed in Item 10(d). Please advise or revise accordingly.

25. We note the following:
    - Incorporated exhibit 4.4 does not appear to be filed as exhibit 4.5 to the Form S-8 filed on October 10, 2006.
    - Incorporated exhibit 4.8 does not appear to be filed as exhibit 99.1 to the Form 8-K filed on August 10, 2006.
    - Incorporated exhibit 10.3 does not appear to be filed as exhibit 3.29 to the Form 10-K filed on March 30, 2000.
    Please advise or revise accordingly.

Exhibits 31.1 and 31.2

26. Please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, which should include the phrase "(or persons performing the equivalent functions)" in paragraph 5. Please also comply with this comment in your future quarterly reports on Form 10-Q.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

General

27. Please address the comments above in your interim filings as well.

Note L: Business Acquisitions, page 10

28. Please disclose the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed. See paragraphs 68(i) and A107 of SFAS 141(R).

29. Please revise your business acquisition note to provide the following:
   - Provide a description of your contingent consideration arrangement and the basis for determining the amount of payment. Please also disclose an estimate of the range of outcomes or explain why a range cannot be estimated. If the maximum amount of the payment is unlimited, please disclose that fact. See paragraphs 68(g)(2) and (3) of SFAS 141(R);
   - Disclose the total amount of goodwill related to the ACT acquisition that is expected to be deductible for tax purposes. See paragraph 68(k) of SFAS 141(R);
   - Disclose the amount of goodwill related to the ACT acquisition that is allocated to each reportable segment. See paragraph 68(l) of SFAS 141(R); and
   - Disclose the amount of acquisition related costs, the amount recognized as an expense and the line item(s) in the income statement in which those expenses are recognized. Please also disclose the amount of any issuance costs not recognized as an expense and how those issuance costs were recognized. See paragraphs 68(m), (n) and A107 of SFAS 141(R).

   Please show us supplementally what the revised disclosure will look like.

Item 4. Controls and Procedures, page 14

30. We note the description of the definition of disclosure controls and procedures in the first sentence of the first paragraph. This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, this description does not fully conform to the definition set forth in those rules. In this regard, we note that the description does not indicate that the disclosure controls and procedures are designed to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly.

FORM 8-K FILED JULY 2, 2009

Item 9.01 Financial Statements and Exhibits
(d) Exhibits
Exhibit 10.1

31. It appears that you have omitted the schedules and exhibits referenced in your credit agreement dated June 30, 2009. Please advise. Refer to Item 601(b)(10) of Regulation S-K.

<u>DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED APRIL 15, 2009</u>

<u>Committees of the Board, page 4</u>

32. We note your statement that "Mr. Espinosa is an audit committee member who possesses 'financial sophistication' as described in NASD Rule 4350(d)(2)(A)." Please confirm, and disclose, if true, that you have determined Mr. Espinosa to be an audit committee financial expert as such term is defined under Item 407(d)(5)(ii) of Regulation S-K.

<u>Principal Stockholders and Stock Ownership of Management, page 7</u>

33. We note your disclosure that "Kevin R. Douglas and related group" beneficially owned 6.32% of your outstanding common stock as of March 12, 2009. Please identify the members of the related group and disclose who has voting and/or dispositive authority over the shares. Please show us in your supplemental response what the revisions will look like.

<u>Compensation Discussion and Analysis, page 8</u>

34. The general discussions of base salary, corporate incentive plan compensation, and long-term incentives on pages 8-10 do not explain how actual compensation amounts were determined. In this regard, we note that readers are merely provided the amounts in the compensation tables. Please clearly explain how each element of compensation for each named executive officer was determined. In this regard, please clearly explain how the performance measurements or targets translated into the amounts awarded. Please show us in your supplemental response what the revisions will look like.

<u>CIP Structure, page 9</u>

35. We note your statement in the last bullet pointed paragraph on page 10 that "Fuel Tech does not disclose the specific…performance targets…as this information is highly confidential and disclosure would cause competitive harm." Please provide us with a detailed supplemental analysis supporting your conclusion that disclosure of this information would result in competitive harm such that you may exclude it under Instruction 4 to Item 402(b) of Regulation S-K. Alternatively, please disclose all specific performance targets and measures and describe in further detail the relationship between achievement of targets and the actual amounts, if any, that are allocated to your incentive pools. Also, disclose the actual results for each performance target. Please show us in your supplemental response what the revisions will look like. Please also comply with this comment with respect to the targets discussed under "FUEL CHEM Officer Sales Commission Plan" on page 10.

36. We note that your compensation committee and, in the case of your "FUEL CHEM Officer Sales Commission Plan," your CEO may exercise discretion to award incentive compensation notwithstanding a failure to meet specific performance goals. Please disclose whether and to what extent discretion was exercised by your compensation

committee and/or CEO to adjust incentive payout amounts. See Item 402(b)(2)(vi) of Regulation S-K.

37. We note from the second bulleted paragraph on page 10 that each employee's bonus award is determined in part by "the employee's performance relative to specific goals established." Please discuss the elements of individual performance that are considered when determining bonus amounts. See Item 402(b)(2)(vii) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

Long-Term Incentives, page 10

38. We note from your Grants of Plan-Based Awards table on page 15 that you award stock options to each of your named executive officers in 2008. Please tell us how you determined the number of options to award each executive. See Item 402(b)(1)(v) of Regulation S-K.

Material Compensation Actions for 2008, page 11

39. Please explain in reasonable detail the reasons for the additional stock option award to Mr. Bailey.

Benchmarking, Consultants and the Use of Peer Groups, page 11

40. We note that you use peer group data to help guide your compensation policy and procedure. Please discuss in more detail how your use of peer group data influences your compensation decisions, including whether you engage in benchmarking. If so, please discuss where you target your executives' compensation relative to the peer group data you collect (e.g., at the 50th percentile of the peer group data), and state where your executives' compensation actually fell with respect to that target. See Item 402(b)(2)(xiv) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

Summary Compensation Table, page 14

41. We note that your executives' base salary amounts have increased each year. Please discuss the factors you considered in deciding to increase your executives' salaries. See Item 402(b)(2)(ix) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

Certain Relationships and Related Transactions, page 18

42. We note the list of factors that your audit committee may consider in its review and approval of related party transactions. Please describe the standard applied by your audit committee in determining whether related party transactions should be approved, ratified, or rejected. See Item 404(b)(1)(ii) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

Section 16(a) Beneficial Ownership Reporting Compliance, page 19

43. In addition to the number of late Section 16(a) reports, please indicate the number of transactions that were not reported on a timely basis. See Item 405(a)(2) of Regulation S-K.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Attorney, at (202) 551-3330 or, in his absence, Andy Schoeffler, Attorney, at (202) 551-3748 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief